THAICOM
THAICOM PUBLIC COMPANY LIMITED

THAICOM Public Company Limited
(Company Registration No.0107536000897)
41/103 Rattanathibet Rd., Nonthaburi 11000, THAILAND
Tel. (66) 2591-0736 to 49, 2596 5060, Fax (66) 2591-0705
www.thaicom.net, www.ipstar.com [redacted]

09046160

RECEIVED
2009 MAY 18 A 2:28

Ref. No. TC 129/2009

April 23, 2009

The U.S. Securities and Exchange Commission
450 Fifth Street N.W., Room 3011
Office of International Corporate Finance, Mail Stop 3-2
Washington, DC 20549
UNITED STATES OF AMERICA

SUPPL

Attention: International Corporate Finance Office

Re: Information Filing to the Stock Exchange of ~~Thailand of Thaicom Public Company~~ Limited Shin Satellite Public Co.

TO WHOM IT MAY CONCERN

Pursuant to Rule 12g3-2 (b)(1)(iii) and on behalf of Thaicom Company Limited (the "Company") (**File No. 82-4527**), the information described below is enclosed for your attention.

- **Stock Exchange of Thailand Filing, TC-CP 021/2009 and 022/2009**

  Subject: 1. Dissemination of the minutes of the Annual General Meeting of Shareholders for the year 2009 on the Company's Website.

  2. Notification of the Resolutions of the Board of Directors' Meeting No.4/2009

  Date: April 23, 2009

The supplement information is provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on January 16, 1997.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at (662) 596-5072 or by emailing tanyapasc@thaicom.net

Thank you for your attention in this matter.

Faithfully yours,

Mr. Tanadit Charoenchan
Executive Vice President – Finance and Accounting
Thaicom Plc.
Enclosure

5/18

Summary Translation Letter
To the Stock Exchange of Thailand
April 23, 2009

TC-CP 021/2009

April 23, 2009

Subject: Dissemination of the minutes of the Annual General Meeting of Shareholders for the year 2009 on the Company's Website.

To: The President
The Stock Exchange of Thailand

Pursuant to the Annual General Meeting of Shareholders for the year 2009 of THAICOM Public Company Limited (the"Company") held on April 9, 2009 at 2.00 p.m. at the Auditorium Room, 9 th Floor, Shinawatra Tower 3, Viphavadee Rangsit Road, Jatujak, Bangkok.

Please be informed that the minutes of the Annual General Meeting of Shareholders for the year 2009 has been posted and accessible on the Company's website at http://www.thaicom.net from April 23, 2009 onwards.

Please be informed accordingly.

Summary Translation Letter
To the Stock Exchange of Thailand
April 23, 2009

TC-CP 022/2009

April 23, 2009

Subject: Notification of the Resolutions of the Board of Directors' Meeting No.4/2009

To: The President
The Stock Exchange of Thailand

The Board of Directors of THAICOM Public Company Limited (the "Company") at its Meeting No.4/2009 held on April 22, 2009 at 18.00 o'clock at the Meeting Room, 29th Floor, Shinawatra Tower 1, No.414 Phahonyothin Road, Samsen Nai, Phayathai, Bangkok 10400, adopted the following resolutions:

1. Certified the Minutes of the Board of Directors' Meeting No.2/2009 held on 19 February 2009, and No.3/2009 held on 25 March 2009.

2. Approved the resignation of Dr. Dumrong Kasemset from the position of Executive Chairman of the Company which shall be effective on May 13, 2009. In the meantimes, the Board of Directors assigned the Governance and Nomination Sub-Committee to search for suitable and qualified person to replace Dr.Dumrong Kasemset.

Please be informed accordingly.